The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, 23rd Floor
Toronto, Ontario
Canada M5H 1H1

RECEIVED
2005 NOV -3 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-132

Scotiabank

OCTOBER 03, 2005

SECURITIES AND EXCHAN[redacted]
450 FIFTY STREET
WASHINGTON DC. 20549
USA

05012241

SUPPL

GENTLEMEN:

Please find enclosed herewith one original and two copies of Notice

Of Proposed Sales of Securities, which we are filing on behalf of

Our client GUDMUNDUR ALBERT HJARTARSON connection with his proposed sale

Of 57,000 shares of CIENA CORPORATION

Yours truly

SCOTIA CAPITAL INC.
Legal Transfer Department

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

JLW 11/3

CN 23711

171753

Ciena Corporation

COMMON STOCK

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ OR NEW YORK, NY

COMMON STOCK
CUSIP 171779 10 1
SEE REVERSE FOR CERTAIN DEFINITIONS

CN 23711

This certifies that

CIECM 597182

GUDMUNDUR ALBERT HJARTARSON

*171753********
171753*****
171753***
****171753*****
*****171753****

TRANSFER OF THIS CERTIFICATE
IS RESTRICTED SEE
LEGEND ON REVERSE SIDE

is the owner of *One Hundred Seventy-One Thousand Seven Hundred Fifty-Three*

FULLY PAID AND NONASSESSABLE SHARES, PAR VALUE $.01 PER SHARE, OF THE COMMON STOCK OF

Ciena Corporation transferable upon the books of the Corporation in person or by attorney upon surrender of this Certificate properly endorsed or assigned. This Certificate and the shares represented hereby are subject to the laws of the State of Delaware and to the provisions of the Certificate of Incorporation and By-Laws of the Corporation as from time to time amended. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Ciena Corporation 1992 DELAWARE

Dated:

September 27, 2005

PRESIDENT AND CHIEF EXECUTIVE OFFICER

CHIEF FINANCIAL OFFICER
AND ASSISTANT SECRETARY

COUNTERSIGNED AND REGISTERED:
EquiServe Trust Company, N.A.
TRANSFER AGENT
AND REGISTRAR

BY

AUTHORIZED OFFICER

Ciena Corporation

The Corporation is authorized to issue more than one class of stock. A statement of the powers, designations, preferences and the relative, participating, optional, or other special rights of each class and series of stock and the qualifications, limitations or restrictions of such preferences and/or rights will be provided without charge to each stockholder upon request to the Corporation.

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	— as tenants in common	UNIF GIFT MIN ACT– ________ Custodian ________ (Cust) (Minor)
TEN ENT	— as tenants by the entireties	under Uniform Gifts to Minors
JT TEN	— as joint tenants with right of survivorship and not as tenants in common	Act ________ (State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

For value received, ________________________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[____________] ________________________________

____

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____ Shares

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within-named Corporation, with full power of substitution in the premises.

Dated ________________________ ________________________________

NOTICE. The signature(s) to this assignment must correspond with the name as written upon the face of the *Certificate in every particular, without alteration or enlargement or any change whatever.*

SIGNATURE(S) GUARANTEED: ________________________________

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

This Certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between Ciena Corporation (the "Corporation") and EquiServe Trust Company, N.A. (the "Rights Agent") dated as of December 29, 1997, as amended, (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this Certificate. The Corporation will mail to the holder of this Certificate a copy of the Rights Agreement as in effect on the date of mailing without charge after receipt of a written request therefor.

Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void. The Rights shall not be exercisable, and shall be void so long as held, by a holder in any jurisdiction where the requisite qualification of the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable.

THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES AND MAY BE SUBJECT TO THE RESALE VOLUME RESTRICTIONS IMPOSED THEREUNDER.

[redacted] CA 61

Irrevocable Power of Attorney
For Stocks or Bonds

Account Number	Advisor Code
420-19408-2-4	759
Account Name: GUDMUNDUR HJARTARSON	

For Value Received the undersigned hereby sells, assigns and transfers unto

SCOTIA CAPITAL INC.
SCOTIA PLAZA, 40 KING ST WEST
P.O. BOX 4085, STATION "A"
TORONTO, ONTARIO M5W 2X6

171 753 Units/Shares/Par Value of CIENA CORP
ENTER NUMBER OF SHARES, ETC. ENTER NAME OF SECURITY

standing in the name of the undersigned on the books of the said corporation represented by Certificate(s)

No.(s) CN23711 and hereby

irrevocably constitutes and appoints __________

the attorney of the undersigned to transfer the said security on the books of the said Corporation with full power of substitution in the premises.

Signature

Signature of Registered Holder(s)	Date
Gudmundur Alfred Hjartarson	
Signature of Registered Holder(s)	Date

In the Presence of

Signature of Witness

Name of Witness (Please Print)

It is hereby certified that the transfer of the accompanying instrument(s) is made under such circumstances as to come within one of the exemptions specified in Section 270(5) of the tax law of the State of New York and that evidence in proof of the exemption is maintained by the undersigned and is available for inspection by representatives of the New York Tax Commission.

SCOTIA CAPITAL INC.

873 3079 (03/05)

*Registered trademark of the Bank of Nova Scotia.

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, 23rd Floor
Toronto, Ontario
Canada M5H 1H1

Scotiabank

OCTOBER 03, 2005

American Exchange
Market Investment Department
86 Trinity Place 5th Floor
New York, NY 10006
USA

Attn: Library

Dear Sirs

Enclosed is a copy of form 144 Proposed Sales for Security

Covering the sale of 57,000 shares of CIENA CORPORATION

common stock by GUDMUNDUR ALBERT HJARTARSON

Yours truly

SCOTIA CAPITAL INC

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, 23rd Floor
Toronto, Ontario
Canada M5H 1H1

Broker

Scotiabank

Dear Sirs

In connection with 57000 shares of CIENA common stock, sold by GUDMUNDUR HJARTARSON on 9/29/05, which sale was made pursuant to Rule 145 as promulgated under the Securities Act of 1933, as amended, hereby Represents and warrants to you upon which representations and warranties you may Rely on that we:

1. fully complied with the "Manner of Sale" provisions as contained in paragraph (f) of the Rule and we have done and will do no more than execute the order of sell the stock for the seller.

2 received no more that the usual and customary broker of dealer compensation:

3 neither solicited nor arranged for the solicitation of order to buy the securities in anticipation of or in connection with the aforementioned transaction, and;

4 made reasonable inquiry as required by Rule 145 and is not aware of any circumstances indicating that the seller is an underwriter with respect to the securities or that the transaction is part of a distribution of securities of the issuer.

We would appreciate it if you could furnish us with a copy of your Opinion Letter to the Transfer agent authorizing the to transfer the said shares free of any restrictive legends.

Sincerely

Paul Walsh

Paul Walsh

Broker

Oct 3, 2005 DATE:

To: Erik J. Lichter
1201 Winterson Rd
Linthicum Maryland
Issuer's Counsel

In connection with the sale of 57000 ADSs (the "Securities") of CIENA Corp through ScotiaMcLeod ("ScotiaMcLeod") by Gudmundur Hjartarson which sale has been made pursuant to Rule 145 (the "Rule"), as promulgated under the Securities Act of 1933, we advise you as follows:

1. ScotiaMcLeod has fully complied with the "Manner of Sale" provisions, as contained in paragraph (f) of Rule 144.

2. ScotiaMcLeod has received no more than the usual and customary broker or dealer compensation.

3. ScotiaMcLeod has not solicited nor arranged for the solicitation of orders to buy the securities in anticipation of or in connection with the aforementioned transaction.

4. After reasonable inquiry, ScotiaMcLeod is not aware of any circumstances indicating that the sale of the Securities is part of a distribution of securities of the Company or that GUDMUNDUR HJARTARSON is failing to comply with the Rule.

A copy of the Seller's representation letter is enclosed.

Very truly yours,

SCOTIAMCLEOD.

By: [signature]
~~Resident Vice President/Resident Manager~~

[signature]

Branch Office Address

712116_1 DOC

Client

APPENDIX A

Sample Seller's Representation Letter

Date: Sept 29/05

SCOTIA CAPITAL INC.
SCOTIA PLAZA, 40 KING ST. WEST
P.O. BOX 4085, STATION "A"
TORONTO, ONTARIO M5W 2X6

In connection with the sale by me of 57 000 shares of common stock of CIENA pursuant to Rule 145 of the Securities Act of 1933, I hereby represent to you that:*

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than [Broker].

2. I have not solicited or arranged for the solicitation of orders to buy in anticipation or in connection with this transaction.

3. I have sold 457127 shares of the Company within the preceding three (3) months and I have no orders open with any other broker, and will not place any pending execution or cancellation of this order.

4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert have sold 457127 shares of the Company stock within the preceding three (3) months.

I am familiar with Rule 145 of the Securities and Exchange Commission and agree that you may rely upon the above statements in executing the order referred to above.

Very truly yours,

By: G. A. Harbinson

39 MARBLE ARCH CRES
NEPEAN ONTARIO
CANADA K2G 5S7